EXHIBIT 99.1

Fury Enters into Agreement to Place Shares of Dolly Varden Silver Corp. With Institutional Investors

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

VANCOUVER, Canada – March 6, 2024 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) announces that it has entered into an agreement with Haywood Securities Inc. to act as the Company’s exclusive agent to use commercial efforts to sell up to 5,450,000 common shares (the “Offered Dolly Shares”) at C$0.735 per Offered Dolly Share for gross proceeds of up to C$4,005,750 (the “Transaction”) in one or more private, off-market, transactions. In connection with the proposed sale(s), Fury has filed a Form 45-102F1 Notice of Intention to Distribute Securities under Section 2.8 of National Instrument 45-102 – Resale of Securities to facilitate the sale. Closing of the sale is anticipated to occur on or about March 14, 2024, following the expiry of the seven-day notice period under NI 45-102.

The net proceeds from the Transaction will be used for continued exploration at the Eau Claire and Éléonore South projects in Quebec and for general working capital. Following the completion of the sales, Fury will continue to hold approximately 19.99% of the common shares of Dolly Varden and will be well capitalized for its upcoming exploration activities. Following the closing of Dolly Varden’s bought deal private placement, which is anticipated to close on March 21, 2024, Fury would hold approximately 18.99% of its common shares. Under the terms of a February 25, 2022, Investor Rights Agreement between Fury and Dolly Varden, Dolly Varden has agreed to waive its 10 business day period to arrange purchasers for a proposed sale.

Fury has entered into an agreement with Haywood Securities Inc., (the “Agent”) to act as exclusive agent to Fury in connection with the Transaction. In consideration for the services to be provided by the Agent, in connection with the sale of the Offered Dolly Shares, the Agent will receive an aggregate cash fee equal to 4.5% of the gross proceeds of the Transaction. Completion of the share sales is subject to securing binding purchase commitments and customary closing deliverables including an off-market transaction exemption. The targeted sale amount of C$4 million may complete in whole or in part or not at all.

Upon completion of the Transaction, the ownership interest of Fury in Dolly Varden will be reduced from the current 59,504,590 shares, representing 22.0% of the outstanding common shares of Dolly Varden, to 54,054,590 shares, representing 19.99% of the outstanding common shares of Dolly Varden. Fury will file an amendment to its current Early Warning Report on SEDAR to reflect its change in ownership position. Fury will continue to hold its shares in Dolly Varden for investment purposes and will evaluate its investment in Dolly Varden on an ongoing basis and may increase or decrease its holdings in Dolly Varden in the future, subject to its rights and obligations under the Investor Rights Agreement, a copy of which has been filed under Fury’s SEDAR profile.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

The securities offered in the Transaction have not been, and will not be, registered under the U.S. Securities Act or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and currently holds a 59.5 million common share position in Dolly Varden Silver Corp (22% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

Neither the TSX nor its Regulations Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this news release.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Forward-Looking Information

This press release contains "forward-looking statements" within the meaning of applicable Canadian securities laws. Such statements relates to the Company’s intention to dispose of a number of shares of Dolly Varden.

Although Fury has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place heavy reliance on forward-looking information. Fury does not undertake to update any forward-looking statements except in accordance with applicable securities laws.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

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